

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 9, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.500% Senior Notes due 2029 of ALLEGION PUBLIC LIMITED COMPANY, guaranteed by ALLEGION US HOLDING COMPANY INC. under the Exchange Act of 1934.

Sincerely,

Ben Sawyr